Sills Cummis & Gross
A Professional Corporation

Sills Cummis & Gross
A Professional Corporation

101 Park Avenue
28th Floor
New York, New York 10178
Tel: (212) 643-7000
Fax (212) 643-6500

The Legal Center
One Riverfront Plaza
New Jersey, NJ 07102
Tel: (973) 643-7000
Fax: (973) 643-6500
Steven L. Wasserman
Direct Dial: 212-500-1579
Email:swasserman@sillscummis.com	600 College Road East
Princeton, NJ 08540
Tel: (609) 227-4600
Fax: (609) 227-4646
October 7, 2019
Via EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:    Unique Fabricating, Inc.
Form 10-K for the Fiscal Year Ended December 30, 2018
Filed March 7, 2019
File No. 001-37480
Dear Ms. Simpson and Ms. Erlanger:
On behalf of our client, Unique Fabricating, Inc. (the “Company”), we are writing in response to comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 25, 2019 with respect to the Annual Report on Form 10-K for the fiscal year ended December 30, 2018, filed with the Commission on March 7, 2019 (the “Form 10-K”). For the Staff’s convenience, we have reproduced each of the Staff’s comments below in italics preceding the Company’s response.

Sills Cummis & Gross
A Professional Corporation

United States Securities and Exchange Commission
Division of Corporation Finance
October 7, 2019

Staff Comment and Company Response
Form 10-K for the Fiscal Year Ended December 30, 2018

Exhibit 32.1 Section 906 Certification, page 1

1.
We note that the first paragraph of your certification filed in Exhibit 32.1 refers to the annual report on Form 10-K for the year ended January 3, 2016. Please revise to refer to the appropriate annual report which is the Form 10-K for the year ended December 30, 2018. Your revised certification should be filed in an amendment to your Form 10-K which should be filed as a full amendment with corrected certifications. See Question 246.14 of the SEC Staff's C&DI on Regulation S-K.

Response: As previously discussed with the Staff, the Company included an erroneous date reference in the officer certification filed as Exhibit 32.1 to the Form 10-K.  The Company is correcting the officer certification by filing an abbreviated Form 10-K/A with the SEC. As discussed with the Staff, the Company has included in the Form 10-K/A only a cover page, explanatory note, signature page, and corrected Exhibit 32.1 certification.

Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding this response letter to me at 212-500-1579.

Very truly yours,
/s/ Steven L. Wasserman
Steven L. Wasserman

cc: Byrd Douglas Cain, III, President and Chief Executive Officer
Thomas Tekiele Chief Financial Officer